

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 19, 2006

Mr. J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid Inc.
10 B Glenlake Parkway, Suite 600
Atlanta, Georgia 30328

     RE: **Form 10-K for the Fiscal Year ended December 31, 2005**
             Form 10-Q for the Fiscal Quarter ended March 31, 2006
             File No. 1-9608

Dear Mr. Robinson:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Financial Statements</u>

<u>Footnote 1 – Description of Business and Significant Accounting Policies, page 42</u>

<u>Goodwill Impairment, page 43</u>

2. You disclosed that you evaluate goodwill impairment at one level below the reporting segment. Based on your disclosures in your business section and Note 20 – Industry Segment industry, it appears that you may have aggregated operating segments into your reporting segments. You further state that the Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit. As defined in paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). Please address the following comments.
    *   Revise your disclosures to clarify the nature of your reporting units. Are they operating segments or components of your operating segments?
    *   Identify for us your reporting units.
    *   Clarify in your disclosures if two or more components of an operating segment have been aggregated and deemed a single reporting unit.
    *   If you are aggregating operating segments into your reportable segments, revise your disclosures in Note 20 to indicate this fact as required by paragraph 26a of SFAS 131.

<u>Footnote 2 – Acquisitions of Businesses, page 46</u>

3. We note that that you have not assigned any value to amortizable intangible assets of the DYMO acquisition. Please disclose any significant intangible assets that are likely to be identified. Please refer to SFAS 141. Also disclose the factors that contributed to the recognition of goodwill. Refer to paragraph 51 (b) of SFAS 141.

Footnote 4 – Restructuring Costs, page 50

4. You disclosed reversals of restructuring reserves in the amount of $6.4 million in 2005 and $14.2 million in 2004. However, you did not disclose the amount of the restructuring reserve reversed for each reportable segment or the amount of the restructuring reserve reversed by the type of restructuring cost reserve. Please provide the disclosures required by paragraph 20 of SFAS 146 in future filings.

Footnote 19 – Other Non-operating (Income) Expense, page 66

5. You excluded a gain of $14,600,000 on the disposal of fixed assets and a gain of $10,300,000 on the liquidation of a foreign entity from operating income in 2005. We also note you excluded a $29.7 million loss on sale of businesses from operating income in 2003. Please tell us how you determined that it was appropriate to exclude these gains and losses from your operating income given the guidance of paragraph 45 of SFAS 144.

Form 10-Q for the quarter ended March 31, 2006

Footnote 4 – Goodwill Impairment Charges, page 8

6. You disclosed that you obtained a better indication of the fair value of your Home Fashions segment in the first quarter of 2006. Based on the apparent decline in fair value, you performed an impairment test of goodwill of this segment and recorded an impairment charge of $50,900,000. You also disclosed in your annual financial report that you test goodwill for impairment during the third quarter of the fiscal year to coincide with your strategic planning process. Given that Home Fashions net sales declined by 10% in 2005 from $906,800,000 in 2004 to $824,000,000 in 2005 and that operating income for Home Fashions has declined for three straight years from $44,400,000 in 2003 to $33,000,000 in 2004 to $22,700,000 in 2005, please tell us if you tested goodwill for impairment during the fourth quarter of 2005 and if not, why not. Please also provide us with a copy of your goodwill impairment test for the Home Fashions segment at March 31, 2006 and at September 30, and if tested, as of December 31, 2005 including the assumptions used to project net sales amounts, assumed net sales growth, gross profit margin percentage, operating expenses as a percentage of revenues, cash flows or operating income, projected terminal values and cash flows discount rates. Highlight the significant changes in your assumptions used as of each evaluation date. Please also provide us with actual revenues, gross profit margin percentages, operating expenses as a percentage of revenues and cash flows or operating income for the Home Fashions segment for the last three years.

7. Please also provide us with an analysis that summarizes impairment charges and restructuring charges attributable to operating segments and/or reporting units for 2005, 2004 and 2003.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

John Cash
Branch Chief